SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver†
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
Rebecca Oshoway
Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
...ura S. Friedman•
Matthew M. Moore+
Eric J. von Vorys
Gary I. Horowitz
Cara A. Frye•
Heather L. Howard
...
...Chung
...
Jacob A. Ginsberg
John D. Sadler
Heather R. Cameron•
Marc E. Pasekoff
Erin J. Ashbarry
Alexis H. Peters•
Meredith S. Abrams
Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Jeannie Eun Cho
Special Counsel
Philip R. Hochberg∘
Maryland and D.C. except as noted:
+ Virginia also ∘ D.C. only
• Maryland only † Retired



05009807

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 12, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 12, 2005	Stock Exchange Announcement – Electrocomponents Restatement for IFRS (International Financial Reporting Standards)
July 12, 2005	Press Release -- The Impact of International Financial Reporting Standards (IFRS)
July 12, 2005	Stock Exchange Announcement – Holding(s) in the Company

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

7/19

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)

18031915-77.doc
T: 072205

REG-Electrocomponents Restatement for IFRS

RNS Number:7466O
Electrocomponents PLC
12 July 2005

Embargoed to 9:00am, Tuesday 12 July 2005

ELECTROCOMPONENTS PLC:

THE IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Restatement of 2005 Financial Information

On 25 May 2005, Electrocomponents plc announced its results for the year ended 31 March 2005 using UK Generally Accepted Accounting Principles. This announcement restates those results under International Financial Reporting Standards (IFRS).

The Group will prepare financial statements for the year ended 31 March 2006, and for the half year to 30 September 2005, in accordance with IFRS. The results for the comparative year (ending 31 March 2005) will therefore be restated. This report shows the impact of this restatement and explains the primary differences.

The Group will issue a trading update at its Annual General Meeting on 15 July 2005.

SUMMARY RESULTS

	2005 IFRS (unaudited)	2005 UK GAAP After amortisation of goodwill	2005 UK GAAP Before amortisation of goodwill
Revenue	£773.9m	£773.9m	
Operating profit	£100.8m	£95.9m	£105.3m
Profit before tax	£99.9m	£95.0m	£104.4m
Income tax expense	(£32.3m)	(£30.3m)	(£30.3m)
Profit for the year attributable to equity shareholders	£67.6m	£64.7m	£74.1m
Earnings per share	15.5p	14.9p	17.0p
Free cash flow	£61.1m	£61.1m	
Net debt	£55.4m	£55.4m	
Net assets	£355.7m	£330.7m	

As highlighted in the 2004 and 2005 Annual Reports, the most significant areas of change for the Group include accounting for defined benefit pension schemes, share options, dividends and goodwill. These affect the profit and loss account and balance sheet but they have no impact on business performance or cash flow.

The main profit and loss account focus of observers has, in the past, been the profit before tax and goodwill, which was £104.4m in the year ended 31 March 2005. Under IFRS, this is £99.9m, a decline of 4.3%, with the movements being the charge for share based payments (£2.4m) and the additional charge for the defined benefit pension schemes (£2.1m). Calculated on the same basis, earnings per share falls from 17.0p to 15.5p, a decline of 8.8%. This includes the

additional deferred tax charge resulting from the IFRS treatment of goodwill.

On the balance sheet, the net assets increase from £330.7m under UK GAAP to £355.7m under IFRS. The main differences are the movement of the provision for the final dividend for the year ended 31 March 2005 into the following year (+£54.8m) and the provision for the defined benefit pension scheme deficits net of deferred tax (-£32.4m). Other smaller adjustments increasing net assets by £2.6m are detailed in this announcement. The Company has considerable distributable reserves under both UK GAAP and IFRS.

Cash flow is unchanged from that previously reported under UK GAAP.

Enquiries:
Jeff Hewitt, Deputy Chairman /
Finance Director Electrocomponents plc 01865 204000
Jeremy Wilson, Group Controller Electrocomponents plc 01865 204000
Diana Soltmann Flagship Consulting Ltd 0207 886 8440

This statement is published on the corporate website at www.electrocomponents.com

INTRODUCTION

The European Union has approved the application of International Financial Reporting Standards (IFRS) for listed companies for periods beginning on or after 1 January 2005. For Electrocomponents, the financial statements for the year ended 31 March 2006 will be the first to be prepared in accordance with IFRS. In those financial statements, the results for the comparative year (ending 31 March 2005) will be restated. This report shows the impact of this restatement and explains the primary differences.

The financial information presented in this statement has been prepared by applying all IFRS that have been published to date that are applicable to the Group, including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and its committees. These are subject to amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. This could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this announcement. It is possible, therefore, that further changes will be required before final comparative information for the year ending 31 March 2006 is published. The financial information presented now is unaudited.

BASIS OF ACCOUNTING

First time adoption of IFRS (IFRS 1)

This Standard has been issued to assist the first time adoption of IFRS. The Standard allows alternative treatments for certain areas of the financial statements during the initial transition period:

Business combinations

The Group has made the elective exemption that allows goodwill in respect of acquisitions made prior to 1 April 2004 to remain as stated under UK GAAP.

Employee benefits

IFRS requires that a balance sheet asset or liability must be shown in respect of defined benefit pension schemes. Actuarial gains and losses arise when the actual returns on scheme assets differ from those initially expected by the actuary. The Group will adopt the exemption in IFRS 1 allowing all actuarial gains and losses arising before 1 April 2004 to be shown in the opening balance sheet at 1 April 2004. In the future, actuarial gains and losses will be included in the Statement of Recognised Income and Expense.

Cumulative translation differences

In the Group financial statements the results of overseas subsidiaries are translated into Sterling at the average exchange rate. The balance sheet is translated at the closing rate. This leads to exchange gains and losses being generated on consolidation. IFRS requires translation differences on the revaluation of the assets and liabilities of overseas subsidiaries to be taken directly to reserves. On the disposal of an overseas entity, exchange differences previously taken to reserves will be transferred to the income statement as part of the profit/loss on disposal of that entity.

The elective exemption in IFRS 1 means that any translation differences prior to the date of transition (1 April 2004) do not need to be analysed retrospectively and so the deemed cumulative translation differences at this date can be set to £nil. Thus, any cumulative translation differences arising prior to the date of transition are excluded from any future profit/loss on disposal of any entities. The Group will adopt this exemption.

Share-based payment (IFRS 2)

The Group has chosen to adopt the exemption whereby IFRS 2, Share-Based Payment, is applied only to awards made after 7 November 2002.

Financial instruments (IAS 32 and 39)

The Group has chosen to adopt the exemption delaying the implementation of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. These will be first applied in the year ending 31 March 2006.

Presentation of financial information

The primary statements within the financial information contained in this document have been presented in accordance with IAS 1, Presentation of Financial Statements.

Segmentation

Under IAS 14, Segment Reporting, the Group's existing geographical segments reported under UK GAAP will remain the primary reported segments.

EXPLANATION OF IFRS ADJUSTMENTS

The following paragraphs explain the key adjustments made to the financial results for the year ended 31 March 2005, in order to reflect IFRS.

Share based payments (IFRS 2)

IFRS 2 requires that the fair value of share options be charged to the income statement over the vesting period of the options. For Electrocomponents, these are mainly the Savings Related Share Option Scheme (SAYE) and the Long Term Incentive Option Scheme (LTIOS).

The fair value is assessed at the date of grant of the options and then charged to the income statement over the vesting period. Fair values per share have been calculated for options granted since 7 November 2002. These have then been charged to the income statement over their respective vesting periods. The charge for these share-based payments was £2.4m in the 2005 IFRS accounts. This charge included the Long Term Incentive Option Scheme options issued in July 2003 and July 2004. The charge for the year ended 31 March 2006 will also include the impact of the options issued in July 2005.

The fair values are calculated using an appropriate option pricing model. The income statement charge is then adjusted to reflect expected and actual levels of vesting based on non-market performance criteria. The Group's SAYE scheme has been valued using a Black-Scholes model and the income statement charge has been adjusted for forfeitures caused by employees failing to maintain either their employment or the required savings. The Group's LTIOS scheme includes performance criteria based on the Group's total shareholder return performance relative to a group of 13 comparable companies. The fair value of the LTIOS schemes has been calculated using a Monte Carlo model and the income statement charge has been adjusted for options forfeited by employees leaving the Group.

The International Financial Reporting Interpretations Committee (IFRIC) is considering the application of IFRS 2 and its findings could lead to a change in reporting under this standard.

Employee benefits (IAS 19)

The Standard splits employee benefits into long term and short term.

Long term

The primary long term employee benefits are pensions, which were accounted for under SSAP 24 with accompanying disclosures prepared using FRS 17. Under SSAP 24, the cost of providing benefits was charged against the operating profit over the period during which the Group expected to benefit from the employees' services. The application of SSAP 24 resulted in a prepayment of £4.1m as at 31 March 2005, and this asset is reversed as a result of the adoption of IAS 19.

The IAS 19 approach is similar to FRS 17. In summary, IAS 19 requires that the Group's pension deficits be recorded as balance sheet liabilities. The Group has elected to adopt the amendment to IAS 19, which allows the impact of changes in the value of the deficits to be recorded in the Statement of Recognised Income and Expenses rather than the income statement. Annual charges to the income statement will comprise a service cost and a finance cost. The following is a table summarising the main impacts of IAS 19, FRS 17 and SSAP 24 with regard to the pension schemes.

Defined benefit schemes	Profit and loss account
	Year ended 31 March 2005

	IAS 19	FRS 17	SSAP 24
	£m	£m	£m
UK	9.8	9.8	8.1
Germany and Ireland	0.8	0.8	0.4
Pre-tax cost	10.6	10.6	8.5

Under SSAP 24, there was a cost of £8.5m in the income statement for the year ended 31 March 2005. Under IAS 19, this cost would have been £10.6m.

Defined benefit schemes	Balance sheet 31 March 2005	
	IAS 19	FRS 17
	£m	£m
UK	-41.3	-41.3
Germany	-5.3	-5.3
Ireland	-0.4	-0.4
Deficit in the scheme	-47.0	-47.0
Deferred tax asset	14.6	14.6
Net pension liability	-32.4	-32.4

The deficit on the balance sheet under IAS 19 reduced net assets by £32.4m, net of £14.6m of deferred tax. There was a corresponding reduction in equity.

Finally, creditors of £2.9m, under UK GAAP, relating to long term employee benefits are now disclosed as part of retirement benefit obligations.

Short term

The requirement of IAS 19 is that when an employee has rendered service to an enterprise, the enterprise should recognise the undiscounted amount of the short term benefits expected to be paid in exchange for that service as either a liability or an expense.

If an employee is allowed to be away from work (either on holiday or sick) for a certain number of days per year, but does not take that time off, then the employee has given a greater number of days work to the enterprise than he or she has been paid for. The enterprise must then accrue for that extra work done. Consequently the Group has now included an accrual for accumulating holiday pay and sick pay where relevant. The accrual at 1 April 2005 is £3.7m and the income statement charge for the year ending 31 March 2005 is £nil.

It is noted that IAS 19 (revised), and hence the accounting treatment detailed in this section, is still subject to endorsement by the European Union and could still change. IFRIC is considering the application of IAS 19 and its findings could also lead to a change in reporting under this standard.

Business combinations and goodwill (IFRS 3)

A business combination occurs when one entity gains control of another. The acquired assets and liabilities should be stated at fair value in the books of

the acquirer (if appropriate) or in the Group accounts. The excess of the purchase price over the cost is classified as goodwill on the face of the balance sheet in the Group accounts. Goodwill should not be amortised but should be reviewed, at least annually, for impairment and carried in the balance sheet at cost less any accumulated impairment losses. For goodwill already in existence at the transition date to IFRS the goodwill amortisation already recognised will not be adjusted. The impact on the income statement for the year ending 31 March 2005 is that goodwill amortisation of £9.4m that was previously charged is now removed.

Events after the balance sheet date (IAS 10)

Under IAS 10, dividends declared after the balance sheet date should not be accrued. This is a change from the current treatment under UK GAAP. This means that each dividend will be charged in the period in which it is approved rather than in the period to which it relates.

Income taxes (IAS 12)

Under UK GAAP deferred tax was provided on the basis of timing differences between accounting profit and taxable profit. IAS 12 requires that deferred taxation is based on temporary differences between the carrying value of an asset or liability and its tax base.

The impact of IFRS on the total tax charge to the Group's Income Statement for the year ended 31 March 2005 is an increase of £2.0m to £32.3m. This increases the effective tax rate from 31.9% of profit before tax (PBT) (29% of profit before tax and goodwill) to 32.3% of PBT for the year.

	Tax charge	PBT&G	% of PBT&G
	£m	£m	%
Total tax charge under UK GAAP	30.3	104.4	29.0%

	Tax charge	PBT	% of PBT
	£m	£m	%
Total tax charge under UK GAAP	30.3	95.0	31.9%
Increase in deferred tax charge on goodwill	3.4		
Increase in deferred tax credit on employee benefits	-0.6		
Increase in deferred tax credit on share based payments	-0.8		
Total tax charge under IFRS	32.3	99.9	32.3%

The deferred tax liability on goodwill increases as the Group continues to receive a US tax deduction for amortisation but no longer amortises the goodwill through the income statement. Therefore the temporary difference between the accounts value of goodwill and the tax value of goodwill increases by £3.4m. The increased asset on employee benefits relates largely to the IFRS 2 share scheme charge to the income statement, where the share scheme costs are not tax deductible until incurred.

The impact of IFRS on deferred tax in the balance sheet is as follows:

2005

	£m	
Net deferred tax liability at 31/03/05 - UK GAAP		-14.3
IFRS adjustments:		
Deferred tax on pension deficit	14.6	
Deferred tax on other employee benefits	0.3	
Increase in deferred tax charge on goodwill	-3.4	
Deferred tax on share based payments	1.3	
Net deferred tax liability at 31/03/05 - IFRS		-1.5
Represented by:		
Deferred tax asset at 31/03/05	17.6	
Deferred tax liability at 31/03/05	-19.1	

Intangible assets (IAS 38)

Under IFRS, computer software is treated as an intangible asset "when the software is not an integral part of the related hardware". This means application software costs that have been capitalised as tangible fixed assets must now be reclassified as intangible assets.

The value of the reclassification of assets from tangible to intangible assets was £53.0m at 31 March 2005. The major element of these reclassified assets relates to the Enterprise Business System project. There is no income statement impact as the software will continue to be written off over its remaining useful life.

Cash and cash equivalents (IAS 7)

Under IAS 7 (Cash flow statements), for an investment to qualify as a cash equivalent, it must be readily convertible to a known amount of cash. Therefore, an investment normally only qualifies as cash when it has a maturity of 3 months or less from the date of acquisition.

The Group has reclassified deposits with a maturity of less than 3 months from 'current asset investments' to 'cash and cash equivalents'. The overall impact is to reclassify £53.6m from investments to cash at 31 March 2005.

Leases (IAS 17)

IAS 17 does not normally permit the disclosure of land as a finance lease. Therefore, land and buildings, currently held on the balance sheet under finance leases, are required to be split to determine how much relates to land and how much to buildings so that the land element can be reclassified to operating leases. The Group has two such leases and therefore, £1.8m has been reclassified from finance leases to operating leases.

Other changes

There are a number of other minor changes. These have no material effect on either reported profits or net assets.

DISTRIBUTABLE RESERVES

The Company has considerable distributable reserves under both UK GAAP and IFRS.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 March 2005

		IFRS adjustments			
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m
Revenue	773.9				773.9
Cost of sales	-361.8				-361.8
Gross profit	412.1	0.0	0.0	0.0	412.1
Distribution and marketing expenses	-298.8	-2.4	-2.1		-303.3
Operating expenses	-17.4			9.4	-8.0
Operating profit	95.9	-2.4	-2.1	9.4	100.8
Financial income	3.6				3.6
Financial expenses	-4.5				-4.5
Net financing costs	-0.9	0.0	0.0	0.0	-0.9
Profit before tax	95.0	-2.4	-2.1	9.4	99.9
Income tax expense	-30.3	0.8	0.6	-3.4	-32.3
Profit for the year attributable to shareholders	64.7	-1.6	-1.5	6.0	67.6
Earnings per share					
Basic	14.9p	-0.4p	-0.4p	1.4p	15.5p
Diluted	14.9p				15.5p

CONSOLIDATED INCOME STATEMENT
For the half year ended 30 September 2004

		IFRS adjustments			
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m
Revenue	379.5				379.5
Operating profit	46.8	-1.0	-0.9	4.8	49.7
Net financing costs	-0.1				-0.1
Profit before tax	46.7	-1.0	-0.9	4.8	49.6
Income tax expense	-14.9	0.8	0.3	-1.7	-15.5
Profit for the period attributable to shareholders	31.8	-0.2	-0.6	3.1	34.1
Earnings per share	7.3p				7.8p

Basic

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 March 2005

		IFRS adjustments			
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m
Foreign exchange translation differences	1.6			-0.1	1.5
Actuarial gain on defined benefit pension schemes			0.5		0.5
Tax on items taken directly to equity			-0.2		-0.2
Net income recognised directly in equity	1.6	0.0	0.3	-0.1	1.8
Profit for the year	64.7	-1.6	-1.5	6.0	67.6
Total recognised income and expense for the year	66.3	-1.6	-1.2	5.9	69.4

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the half year ended 30 September 2004

		IFRS adjustments			
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m
Foreign exchange translation differences	5.7			0.1	5.8
Actuarial gain on defined benefit pension schemes					0.0
Tax on items taken directly to equity					0.0
Net income recognised directly in equity	5.7	0.0	0.0	0.1	5.8
Profit for the period	31.8	-0.2	-0.6	3.1	34.1
Total recognised income and expense for the period	37.5	-0.2	-0.6	3.2	39.9

CONSOLIDATED BALANCE SHEET
As at 31 March 2005

		IFRS adjustments					
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	Dividend (unaudited)	Other (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m	£m	£m
Non-current assets							
Intangible assets	129.6			9.4		52.9	191.9
Property, plant and equipment	165.8					-54.9	110.9
Investments	0.2						0.2
Trade and other receivables falling due after more than one year			-4.1			6.9	2.8

	UK GAAP	Share based payments	Employee benefits	Goodwill	Dividend	Other	IFRS
Deferred tax asset						17.6	17.6
	295.6	0.0	-4.1	9.4	0.0	22.5	323.4
Current assets							
Inventories	142.3						142.3
Trade and other receivables	152.4					-7.3	145.1
Investments	53.6					-53.6	0.0
Income tax receivables						2.2	2.2
Cash and cash equivalents	11.2					53.6	64.8
	359.5	0.0	0.0	0.0	0.0	-5.1	354.4
Current liabilities							
Trade and other payables	-207.0		-3.7		54.8	46.4	-109.5
Loans and borrowings						-27.7	-27.7
Tax liabilities						-18.7	-18.7
Net current assets	152.5	0.0	-3.7	0.0	54.8	-5.1	198.5
Total assets less current liabilities	448.1	0.0	-7.8	9.4	54.8	17.4	521.9
Non-current liabilities							
Trade and other payables falling due after more than one year	-103.1		2.9			92.6	-7.6
Retirement benefit obligations			-47.0				-47.0
Loans and borrowings						-92.5	-92.5
Deferred tax liability	-14.3	1.3	14.9	-3.4		-17.6	-19.1
Net assets	330.7	1.3	-37.0	6.0	54.8	-0.1	355.7
Equity							
Called-up share capital	43.5						43.5
Share premium account	38.4						38.4
Retained earnings	248.8	1.3	-37.0	6.0	54.8	-0.1	273.8
Equity attributable to the shareholders of the parent	330.7	1.3	-37.0	6.0	54.8	-0.1	355.7

CONSOLIDATED BALANCE SHEET

As at 30 September 2004

		IFRS adjustments					
	UK GAAP (unaudited)	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	Dividend (unaudited)	Other (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m	£m	£m
Non-current assets							
Intangible assets	140.1			4.8		44.2	189.1
Property, plant and equipment	165.6					-46.1	119.5
Investments	0.1						0.1
Trade and other receivables falling due after more than one year			-2.8			5.5	2.7
Deferred tax asset						25.2	25.2
	305.8	0.0	-2.8	4.8	0.0	28.8	336.6
Current assets							
Inventories	139.6						139.6
Trade and other receivables	144.1					-4.1	140.0
Investments	25.0					-25.0	0.0
Income tax receivables						0.5	0.5

	UK GAAP						IFRS
Cash and cash equivalents	24.9					25.0	49.9
	333.6	0.0	0.0	0.0	0.0	-3.6	330.0
Current liabilities							
Trade and other payables	-171.7		-3.7		25.2	46.0	-104.2
Loans and borrowings						-28.2	-28.2
Tax liabilities						-17.8	-17.8
Net current assets	161.9	0.0	-3.7	0.0	25.2	-3.6	179.8
Total assets less current liabilities	467.7	0.0	-6.5	4.8	25.2	25.2	516.4
Non-current liabilities							
Trade and other payables falling due after more than one year	-97.5		2.8			82.9	-11.8
Retirement benefit obligations			-47.5				-47.5
Loans and borrowings						-82.9	-82.9
Deferred tax liability	-13.5	1.3	15.0	-1.7		-25.3	-24.2
Net assets	356.7	1.3	-36.2	3.1	25.2	-0.1	350.0
Equity							
Called-up share capital	43.5						43.5
Share premium account	38.4						38.4
Retained earnings	274.8	1.3	-36.2	3.1	25.2	-0.1	268.1
Equity attributable to the shareholders of the parent	356.7	1.3	-36.2	3.1	25.2	-0.1	350.0

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March 2005

		IFRS adjustments				
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	Other (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m	£m
Cash flows from operating activities						
Operating profit	95.9	-2.4	-2.1	9.4		100.8
Amortisation of goodwill	9.4			-9.4		0.0
Depreciation and other amortisation	22.3				-0.1	22.2
Employee share options		2.4				2.4
Increase in inventories	-13.6					-13.6
Decrease in trade and other receivables	6.2		3.0		0.1	9.3
Decrease in trade and other payables	-2.8		-0.9			-3.7
Cash generated from operations	117.4	0.0	0.0	0.0	0.0	117.4
Net interest payable	-1.3					-1.3
Income tax expense	-31.2					-31.2
Operating cash flow	84.9	0.0	0.0	0.0	0.0	84.9
Cash flows from investing activities						
Capital expenditure and financial investment	-24.6					-24.6
Proceeds from sale of tangible fixed assets	0.8					0.8
Receipt of capital grant					0.0	
Dividends received					0.0	
Net cash used in investing activities	-23.8	0.0	0.0	0.0	0.0	-23.8

	UK GAAP	Share based payments	Employee benefits	Goodwill	Other	IFRS
Free cash flow	61.1	0.0	0.0	0.0	0.0	61.1
Cash flows from financing activities						
Proceeds from the issue of share capital	0.0					0.0
New bank loans	35.0					35.0
Repayment of bank loans	-20.8					-20.8
Equity dividends paid	-80.0					-80.0
Net cash used in financing activities	-65.8	0.0	0.0	0.0	0.0	-65.8
Net decrease in cash and cash equivalents	-4.7	0.0	0.0	0.0	0.0	-4.7
Cash and cash equivalents at the beginning of the year	72.6					72.6
Effect of exchange rates in cash	-5.3					-5.3
Cash and cash equivalents at the end of the year	62.6	0.0	0.0	0.0	0.0	62.6

CONSOLIDATED CASH FLOW STATEMENT

For the half year ended 30 September 2004

		IFRS adjustments				
		Share based payments	Employee benefits	Goodwill	Other	IFRS
(unaudited)	UK GAAP	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
	£m	£m	£m	£m	£m	£m
Cash flows from operating activities						
Operating profit	46.8	-1.0	-0.9	4.8		49.7
Amortisation of goodwill	4.8			-4.8		0.0
Depreciation and other amortisation	10.9					10.9
Employee share options		1.0				1.0
Increase in inventories	-9.8					-9.8
Decrease in trade and other receivables	5.9					5.9
Decrease in trade and other payables	-2.2		0.9			-1.3
Cash generated from operations	56.4	0.0	0.0	0.0	0.0	56.4
Net interest payable	-0.1					-0.1
Income tax expense	-15.8					-15.8
Operating cash flow	40.5	0.0	0.0	0.0	0.0	40.5
Cash flows from investing activities						
Capital expenditure and financial investment	-12.2					-12.2
Proceeds from sale of tangible fixed assets						0.0
Receipt of capital grant						0.0
Dividends received						0.0
Net cash used in investing activities	-12.2	0.0	0.0	0.0	0.0	-12.2
Free cash flow	28.3	0.0	0.0	0.0	0.0	28.3
Cash flows from financing activities						
Proceeds from the issue of share capital	0.0					0.0
New bank loans	2.7					2.7
Repayment of bank loans	0.0					0.0
Equity dividends paid	-54.8					-54.8
Net cash used in financing activities	-52.1	0.0	0.0	0.0	0.0	-52.1

Net decrease in cash and cash equivalents	-23.8	0.0	0.0	0.0	0.0	-23.8
Cash and cash equivalents at the beginning of the period	72.6					72.6
Effect of exchange rates in cash	0.4					0.4
Cash and cash equivalents at the end of the period	49.2	0.0	0.0	0.0	0.0	49.2

SEGMENTAL PROFIT BEFORE TAX

For the year ended 31 March 2005

		IFRS adjustments			
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m
United Kingdom	107.5	-1.3	-0.5		105.7
Rest of Europe	56.0	-0.2	-0.3		55.5
North America	15.8	-0.1			15.7
Japan	1.5				1.5
Rest of World	4.0				4.0
Contribution	184.8	-1.6	-0.8	0.0	182.4
Groupwide process costs	-79.5	-0.8	-1.3		-81.6
Amortisation of goodwill - Allied (North America)	-9.2			9.2	0.0
Amortisation of goodwill - RS Norway (Rest of Europe)	-0.2			0.2	0.0
Net interest payable	-0.9				-0.9
Profit before tax	95.0	-2.4	-2.1	9.4	99.9

SEGMENTAL PROFIT BEFORE TAX

For the half year ended 30 September 2004

		IFRS adjustments			
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m
United Kingdom	54.8	-0.5	-0.6		53.7
Rest of Europe	25.0	-0.1	-0.3		24.6
North America	7.5				7.5
Japan	0.6				0.6
Rest of World	1.8				1.8
Contribution	89.7	-0.6	-0.9	0.0	88.2
Groupwide process costs	-38.1	-0.4			-38.5
Amortisation of goodwill - Allied (North America)	-4.7			4.7	0.0
Amortisation of goodwill - RS Norway (Rest of Europe)	-0.1			0.1	0.0
Net interest payable	-0.1				-0.1
Profit before tax	46.7	-1.0	-0.9	4.8	49.6

Safe Harbour: This announcement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for

the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

Embargoed to 9:00am, Tuesday 12 July 2005

ELECTROCOMPONENTS PLC:
THE IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
Restatement of 2005 Financial Information

On 25 May 2005, Electrocomponents plc announced its results for the year ended 31 March 2005 using UK Generally Accepted Accounting Principles. This announcement restates those results under International Financial Reporting Standards (IFRS).

The Group will prepare financial statements for the year ended 31 March 2006, and for the half year to 30 September 2005, in accordance with IFRS. The results for the comparative year (ending 31 March 2005) will therefore be restated. This report shows the impact of this restatement and explains the primary differences.

The Group will issue a trading update at its Annual General Meeting on 15 July 2005.

SUMMARY RESULTS

	2005 IFRS (unaudited)	2005 UK GAAP After amortisation of goodwill	2005 UK GAAP Before amortisation of goodwill
Revenue	£773.9m	£773.9m	
Operating profit	£100.8m	£95.9m	£105.3m
Profit before tax	£99.9m	£95.0m	£104.4m
Income tax expense	(£32.3m)	(£30.3m)	(£30.3m)
Profit for the year attributable to equity shareholders	£67.6m	£64.7m	£74.1m
Earnings per share	15.5p	14.9p	17.0p
Free cash flow	£61.1m	£61.1m	
Net debt	£55.4m	£55.4m	
Net assets	£355.7m	£330.7m	

As highlighted in the 2004 and 2005 Annual Reports, the most significant areas of change for the Group include accounting for defined benefit pension schemes, share options, dividends and goodwill. These affect the profit and loss account and balance sheet but they have no impact on business performance or cash flow.

The main profit and loss account focus of observers has, in the past, been the profit before tax and goodwill, which was £104.4m in the year ended 31 March 2005. Under IFRS, this is £99.9m, a decline of 4.3%, with the movements being the charge for share based payments (£2.4m) and the additional charge for the defined benefit pension schemes (£2.1m). Calculated on the same basis, earnings per share falls from 17.0p to 15.5p, a decline of 8.8%. This includes the additional deferred tax charge resulting from the IFRS treatment of goodwill.

On the balance sheet, the net assets increase from £330.7m under UK GAAP to £355.7m under IFRS. The main differences are the movement of the provision for the final dividend for the year ended 31 March 2005 into the following year (+£54.8m) and the provision for the defined benefit pension scheme deficits net of deferred tax (-£32.4m). Other smaller adjustments increasing net assets by £2.6m are detailed in this announcement. The Company has considerable distributable reserves under both UK GAAP and IFRS.

Cash flow is unchanged from that previously reported under UK GAAP.

Enquiries:

Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	01865 204000
Jeremy Wilson, Group Controller	Electrocomponents plc	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

This statement is published on the corporate website at www.electrocomponents.com

INTRODUCTION

The European Union has approved the application of International Financial Reporting Standards (IFRS) for listed companies for periods beginning on or after 1 January 2005. For Electrocomponents, the financial statements for the year ended 31 March 2006 will be the first to be prepared in accordance with IFRS. In those financial statements, the results for the comparative year (ending 31 March 2005) will be restated. This report shows the impact of this restatement and explains the primary differences.

The financial information presented in this statement has been prepared by applying all IFRS that have been published to date that are applicable to the Group, including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and its committees. These are subject to amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. This could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this announcement. It is possible, therefore, that further changes will be required before final comparative information for the year ending 31 March 2006 is published. The financial information presented now is unaudited.

BASIS OF ACCOUNTING

First time adoption of IFRS (IFRS 1)

This Standard has been issued to assist the first time adoption of IFRS. The Standard allows alternative treatments for certain areas of the financial statements during the initial transition period:

Business combinations

The Group has made the elective exemption that allows goodwill in respect of acquisitions made prior to 1 April 2004 to remain as stated under UK GAAP.

Employee benefits

IFRS requires that a balance sheet asset or liability must be shown in respect of defined benefit pension schemes. Actuarial gains and losses arise when the actual returns on scheme assets differ from those initially expected by the actuary. The Group will adopt the exemption in IFRS 1 allowing all actuarial gains and losses arising before 1 April 2004 to be shown in the opening balance sheet at 1 April 2004. In the future, actuarial gains and losses will be included in the Statement of Recognised Income and Expense.

Cumulative translation differences

In the Group financial statements the results of overseas subsidiaries are translated into Sterling at the average exchange rate. The balance sheet is translated at the closing rate. This leads to exchange gains and losses being generated on consolidation. IFRS requires translation differences on the revaluation of the assets and liabilities of overseas subsidiaries to be taken directly to reserves. On the disposal of an overseas entity, exchange differences previously taken to reserves will be transferred to the income statement as part of the profit/loss on disposal of that entity.

The elective exemption in IFRS 1 means that any translation differences prior to the date of transition (1 April 2004) do not need to be analysed retrospectively and so the deemed cumulative translation differences at this date can be set to £nil. Thus, any cumulative translation differences arising prior to the date of transition are excluded from any future profit/loss on disposal of any entities. The Group will adopt this exemption.

Share-based payment (IFRS 2)

The Group has chosen to adopt the exemption whereby IFRS 2, Share-Based Payment, is applied only to awards made after 7 November 2002.

Financial instruments (IAS 32 and 39)

The Group has chosen to adopt the exemption delaying the implementation of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. These will be first applied in the year ending 31 March 2006.

Presentation of financial information

The primary statements within the financial information contained in this document have been presented in accordance with IAS 1, Presentation of Financial Statements.

Segmentation
Under IAS 14, Segment Reporting, the Group's existing geographical segments reported under UK GAAP will remain the primary reported segments.

EXPLANATION OF IFRS ADJUSTMENTS

The following paragraphs explain the key adjustments made to the financial results for the year ended 31 March 2005, in order to reflect IFRS.

Share based payments (IFRS 2)
IFRS 2 requires that the fair value of share options be charged to the income statement over the vesting period of the options. For Electrocomponents, these are mainly the Savings Related Share Option Scheme (SAYE) and the Long Term Incentive Option Scheme (LTIOS).

The fair value is assessed at the date of grant of the options and then charged to the income statement over the vesting period. Fair values per share have been calculated for options granted since 7 November 2002. These have then been charged to the income statement over their respective vesting periods. The charge for these share-based payments was £2.4m in the 2005 IFRS accounts. This charge included the Long Term Incentive Options Scheme options issued in July 2003 and July 2004. The charge for the year ended 31 March 2006 will also include the impact of the options issued in July 2005.

The fair values are calculated using an appropriate option pricing model. The income statement charge is then adjusted to reflect expected and actual levels of vesting based on non-market performance criteria. The Group's SAYE scheme has been valued using a Black-Scholes model and the income statement charge has been adjusted for forfeitures caused by employees failing to maintain either their employment or the required savings. The Group's LTIOS scheme includes performance criteria based on the Group's total shareholder return performance relative to a group of 13 comparable companies. The fair value of the LTIOS schemes has been calculated using a Monte Carlo model and the income statement charge has been adjusted for options forfeited by employees leaving the Group.

The International Financial Reporting Interpretations Committee (IFRIC) is considering the application of IFRS 2 and its findings could lead to a change in reporting under this standard.

Employee benefits (IAS 19)
The Standard splits employee benefits into long term and short term.

Long term
The primary long term employee benefits are pensions, which were accounted for under SSAP 24 with accompanying disclosures prepared using FRS 17. Under SSAP 24, the cost of providing benefits was charged against the operating profit over the period during which the Group expected to benefit from the employees' services. The application of SSAP 24 resulted in a prepayment of £4.1m as at 31 March 2005, and this asset is reversed as a result of the adoption of IAS 19.

The IAS 19 approach is similar to FRS 17. In summary, IAS 19 requires that the Group's pension deficits be recorded as balance sheet liabilities. The Group has elected to adopt the amendment to IAS 19, which allows the impact of changes in the value of the deficits to be recorded in the Statement of Recognised Income and Expenses rather than the income statement. Annual charges to the income statement will comprise a service cost and a finance cost. The following is a table summarising the main impacts of IAS 19, FRS 17 and SSAP 24 with regard to the pension schemes.

	Profit and loss account Year ended 31 March 2005		
	IAS 19 £m	FRS 17 £m	SSAP 24 £m
Defined benefit schemes			
UK	9.8	9.8	8.1
Germany and Ireland	0.8	0.8	0.4
Pre-tax cost	10.6	10.6	8.5

Under SSAP 24, there was a cost of £8.5m in the income statement for the year ended 31 March 2005. Under IAS 19, this cost would have been £10.6m.

	Balance sheet 31 March 2005	
	IAS 19 £m	FRS 17 £m
Defined benefit schemes		
UK	-41.3	-41.3
Germany	-5.3	-5.3
Ireland	-0.4	-0.4
Deficit in the scheme	-47.0	-47.0
Deferred tax asset	14.6	14.6
Net pension liability	-32.4	-32.4

The deficit on the balance sheet under IAS 19 reduced net assets by £32.4m, net of £14.6m of deferred tax. There was a corresponding reduction in equity.

Finally, creditors of £2.9m, under UK GAAP, relating to long term employee benefits are now disclosed as part of retirement benefit obligations.

Short term

The requirement of IAS 19 is that when an employee has rendered service to an enterprise, the enterprise should recognise the undiscounted amount of the short term benefits expected to be paid in exchange for that service as either a liability or an expense.

If an employee is allowed to be away from work (either on holiday or sick) for a certain number of days per year, but does not take that time off, then the employee has given a greater number of days work to the enterprise than he or she has been paid for. The enterprise must then accrue for that extra work done. Consequently the Group has now included an accrual for accumulating holiday pay and sick pay where relevant. The accrual at 1 April 2005 is £3.7m and the income statement charge for the year ending 31 March 2005 is £nil.

It is noted that IAS 19 (revised), and hence the accounting treatment detailed in this section, is still subject to endorsement by the European Union and could still change. IFRIC is considering the application of IAS 19 and its findings could also lead to a change in reporting under this standard.

Business combinations and goodwill (IFRS 3)

A business combination occurs when one entity gains control of another. The acquired assets and liabilities should be stated at fair value in the books of the acquirer (if appropriate) or in the Group accounts. The excess of the purchase price over the cost is classified as goodwill on the face of the balance sheet in the Group accounts. Goodwill should not be amortised but should be reviewed, at least annually, for impairment and carried in the balance sheet at cost less any accumulated impairment losses. For goodwill already in existence at the transition date to IFRS the goodwill amortisation already recognised will not be adjusted. The impact on the income statement for the year ending 31 March 2005 is that goodwill amortisation of £9.4m that was previously charged is now removed.

Events after the balance sheet date (IAS 10)

Under IAS 10, dividends declared after the balance sheet date should not be accrued. This is a change from the current treatment under UK GAAP. This means that each dividend will be charged in the period in which it is approved rather than in the period to which it relates.

Income taxes (IAS 12)

Under UK GAAP deferred tax was provided on the basis of timing differences between accounting profit and taxable profit. IAS 12 requires that deferred taxation is based on temporary differences between the carrying value of an asset or liability and its tax base.

The impact of IFRS on the total tax charge to the Group's Income Statement for the year ended 31 March 2005 is an increase of £2.0m to £32.3m. This increases the effective tax rate from 31.9% of profit before tax (PBT) (29% of profit before tax and goodwill) to 32.3% of PBT for the year.

	Tax charge £'m	PBT&G £'m	% of PBT&G %
Total tax charge under UK GAAP	30.3	104.4	29.0%

	Tax charge £'m	PBT £'m	% of PBT %
Total tax charge under UK GAAP	30.3	95.0	31.9%
Increase in deferred tax charge on goodwill	3.4		
Increase in deferred tax credit on employee benefits	-0.6		
Increase in deferred tax credit on share based payments	-0.8		
Total tax charge under IFRS	**32.3**	99.9	32.3%

The deferred tax liability on goodwill increases as the Group continues to receive a US tax deduction for amortisation but no longer amortises the goodwill through the income statement. Therefore the temporary difference between the accounts value of goodwill and the tax value of goodwill increases by £3.4m. The increased asset on employee benefits relates largely to the IFRS 2 share scheme charge to the income statement, where the share scheme costs are not tax deductible until incurred.

The impact of IFRS on deferred tax in the balance sheet is as follows:

	2005 £'m
Net deferred tax liability at 31/03/05 – UK GAAP	**-14.3**
IFRS adjustments:	
Deferred tax on pension deficit	14.6
Deferred tax on other employee benefits	0.3
Increase in deferred tax charge on goodwill	-3.4
Deferred tax on share based payments	1.3
Net deferred tax liability at 31/03/05 – IFRS	**-1.5**
Represented by:	
Deferred tax asset at 31/03/05	17.6
Deferred tax liability at 31/03/05	-19.1

Intangible assets (IAS 38)

Under IFRS, computer software is treated as an intangible asset "when the software is not an integral part of the related hardware". This means application software costs that have been capitalised as tangible fixed assets must now be reclassified as intangible assets.

The value of the reclassification of assets from tangible to intangible assets was £53.0m at 31 March 2005. The major element of these reclassified assets relates to the Enterprise Business System project. There is no income statement impact as the software will continue to be written off over its remaining useful life.

Cash and cash equivalents (IAS 7)

Under IAS 7 (Cash flow statements), for an investment to qualify as a cash equivalent, it must be readily convertible to a known amount of cash. Therefore, an investment normally only qualifies as cash when it has a maturity of 3 months or less from the date of acquisition.

The Group has reclassified deposits with a maturity of less than 3 months from 'current asset investments' to 'cash and cash equivalents'. The overall impact is to reclassify £53.6m from investments to cash at 31 March 2005.

Leases (IAS 17)
IAS 17 does not normally permit the disclosure of land as a finance lease. Therefore, land and buildings, currently held on the balance sheet under finance leases, are required to be split to determine how much relates to land and how much to buildings so that the land element can be reclassified to operating leases. The Group has two such leases and therefore, £1.8m has been reclassified from finance leases to operating leases.

Other changes
There are a number of other minor changes. These have no material effect on either reported profits or net assets.

DISTRIBUTABLE RESERVES

The Company has considerable distributable reserves under both UK GAAP and IFRS.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 March 2005

		IFRS adjustments			
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m
Revenue	**773.9**				773.9
Cost of sales	-361.8				-361.8
Gross profit	**412.1**	**0.0**	**0.0**	**0.0**	**412.1**
Distribution and marketing expenses	-298.8	-2.4	-2.1		-303.3
Operating expenses	-17.4			9.4	-8.0
Operating profit	**95.9**	**-2.4**	**-2.1**	**9.4**	**100.8**
Financial income	3.6				3.6
Financial expenses	-4.5				-4.5
Net financing costs	-0.9	0.0	0.0	0.0	-0.9
Profit before tax	**95.0**	**-2.4**	**-2.1**	**9.4**	**99.9**
Income tax expense	-30.3	0.8	0.6	-3.4	-32.3
Profit for the year attributable to shareholders	**64.7**	**-1.6**	**-1.5**	**6.0**	**67.6**

Earnings per share					
Basic	**14.9p**	**-0.4p**	**-0.4p**	**1.4p**	**15.5p**
Diluted	**14.9p**				**15.5p**

CONSOLIDATED INCOME STATEMENT
For the half year ended 30 September 2004

		IFRS adjustments			
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m
Revenue	**379.5**				**379.5**
Operating profit	**46.8**	-1.0	-0.9	4.8	**49.7**
Net financing costs	-0.1				-0.1
Profit before tax	**46.7**	**-1.0**	**-0.9**	**4.8**	**49.6**
Income tax expense	-14.9	0.8	0.3	-1.7	-15.5
Profit for the period attributable to shareholders	**31.8**	**-0.2**	**-0.6**	**3.1**	**34.1**

Earnings per share		
Basic	**7.3p**	**7.8p**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 March 2005

		IFRS adjustments			
	UK GAAP	Share based payments	Employee benefits	Goodwill	IFRS
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m	£m
Foreign exchange translation differences	1.6			-0.1	1.5
Actuarial gain on defined benefit pension schemes			0.5		0.5
Tax on items taken directly to equity			-0.2		-0.2
Net income recognised directly in equity	1.6	0.0	0.3	-0.1	1.8
Profit for the year	64.7	-1.6	-1.5	6.0	67.6
Total recognised income and expense for the year	66.3	-1.6	-1.2	5.9	69.4

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the half year ended 30 September 2004

		IFRS adjustments			
	UK GAAP	Share based payments	Employee benefits	Goodwill	IFRS
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m	£m
Foreign exchange translation differences	5.7			0.1	5.8
Actuarial gain on defined benefit pension schemes					0.0
Tax on items taken directly to equity					0.0
Net income recognised directly in equity	5.7	0.0	0.0	0.1	5.8
Profit for the period	31.8	-0.2	-0.6	3.1	34.1
Total recognised income and expense for the period	37.5	-0.2	-0.6	3.2	39.9

CONSOLIDATED BALANCE SHEET
As at 31 March 2005

		IFRS adjustments					
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	Dividend (unaudited)	Other (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m	£m	£m
Non-current assets							
Intangible assets	129.6			9.4		52.9	191.9
Property, plant and equipment	165.8					-54.9	110.9
Investments	0.2						0.2
Trade and other receivables falling due after more than one year			-4.1			6.9	2.8
Deferred tax asset						17.6	17.6
	295.6	0.0	-4.1	9.4	0.0	22.5	323.4
Current assets							
Inventories	142.3						142.3
Trade and other receivables	152.4					-7.3	145.1
Investments	53.6					-53.6	0.0
Income tax receivables						2.2	2.2
Cash and cash equivalents	11.2					53.6	64.8
	359.5	0.0	0.0	0.0	0.0	-5.1	354.4
Current liabilities							
Trade and other payables	-207.0		-3.7		54.8	46.4	-109.5
Loans and borrowings						-27.7	-27.7
Tax liabilities						-18.7	-18.7
Net current assets	152.5	0.0	-3.7	0.0	54.8	-5.1	198.5
Total assets less current liabilities	448.1	0.0	-7.8	9.4	54.8	17.4	521.9
Non-current liabilities							
Trade and other payables falling due after more than one year	-103.1		2.9			92.6	-7.6
Retirement benefit obligations			-47.0				-47.0
Loans and borrowings						-92.5	-92.5
Deferred tax liability	-14.3	1.3	14.9	-3.4		-17.6	-19.1
Net assets	330.7	1.3	-37.0	6.0	54.8	-0.1	355.7
Equity							
Called-up share capital	43.5						43.5
Share premium account	38.4						38.4
Retained earnings	248.8	1.3	-37.0	6.0	54.8	-0.1	273.8
Equity attributable to the shareholders of the parent	330.7	1.3	-37.0	6.0	54.8	-0.1	355.7

CONSOLIDATED BALANCE SHEET
As at 30 September 2004

	UK GAAP £m	Share based payments (unaudited) £m	Employee benefits (unaudited) £m	Goodwill (unaudited) £m	Dividend (unaudited) £m	Other (unaudited) £m	IFRS (unaudited) £m
		IFRS adjustments					
Non-current assets							
Intangible assets	140.1			4.8		44.2	189.1
Property, plant and equipment	165.6					-46.1	119.5
Investments	0.1						0.1
Trade and other receivables falling due after more than one year			-2.8			5.5	2.7
Deferred tax asset						25.2	25.2
	305.8	0.0	-2.8	4.8	0.0	28.8	336.6
Current assets							
Inventories	139.6						139.6
Trade and other receivables	144.1					-4.1	140.0
Investments	25.0					-25.0	0.0
Income tax receivables						0.5	0.5
Cash and cash equivalents	24.9					25.0	49.9
	333.6	0.0	0.0	0.0	0.0	-3.6	330.0
Current liabilities							
Trade and other payables	-171.7		-3.7		25.2	46.0	-104.2
Loans and borrowings						-28.2	-28.2
Tax liabilities						-17.8	-17.8
Net current assets	161.9	0.0	-3.7	0.0	25.2	-3.6	179.8
Total assets less current liabilities	467.7	0.0	-6.5	4.8	25.2	25.2	516.4
Non-current liabilities							
Trade and other payables falling due after more than one year	-97.5		2.8			82.9	-11.8
Retirement benefit obligations			-47.5				-47.5
Loans and borrowings						-82.9	-82.9
Deferred tax liability	-13.5	1.3	15.0	-1.7		-25.3	-24.2
Net assets	356.7	1.3	-36.2	3.1	25.2	-0.1	350.0
Equity							
Called-up share capital	43.5						43.5
Share premium account	38.4						38.4
Retained earnings	274.8	1.3	-36.2	3.1	25.2	-0.1	268.1
Equity attributable to the shareholders of the parent	356.7	1.3	-36.2	3.1	25.2	-0.1	350.0

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 March 2005

		IFRS adjustments				
	UK GAAP	Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	Other (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m	£m
Cash flows from operating activities						
Operating profit	95.9	-2.4	-2.1	9.4		100.8
Amortisation of goodwill	9.4			-9.4		0.0
Depreciation and other amortisation	22.3				-0.1	22.2
Employee share options		2.4				2.4
Increase in inventories	-13.6					-13.6
Decrease in trade and other receivables	6.2		3.0		0.1	9.3
Decrease in trade and other payables	-2.8		-0.9			-3.7
Cash generated from operations	117.4	0.0	0.0	0.0	0.0	117.4
Net interest payable	-1.3					-1.3
Income tax expense	-31.2					-31.2
Operating cash flow	84.9	0.0	0.0	0.0	0.0	84.9
Cash flows from investing activities						
Capital expenditure and financial investment	-24.6					-24.6
Proceeds from sale of tangible fixed assets	0.8					0.8
Receipt of capital grant						0.0
Dividends received						0.0
Net cash used in investing activities	-23.8	0.0	0.0	0.0	0.0	-23.8
Free cash flow	61.1	0.0	0.0	0.0	0.0	61.1
Cash flows from financing activities						
Proceeds from the issue of share capital	0.0					0.0
New bank loans	35.0					35.0
Repayment of bank loans	-20.8					-20.8
Equity dividends paid	-80.0					-80.0
Net cash used in financing activities	-65.8	0.0	0.0	0.0	0.0	-65.8
Net decrease in cash and cash equivalents	-4.7	0.0	0.0	0.0	0.0	-4.7
Cash and cash equivalents at the beginning of the year	72.6					72.6
Effect of exchange rates in cash	-5.3					-5.3
Cash and cash equivalents at the end of the year	62.6	0.0	0.0	0.0	0.0	62.6

CONSOLIDATED CASH FLOW STATEMENT
For the half year ended 30 September 2004

	UK GAAP	IFRS adjustments Share based payments (unaudited)	Employee benefits (unaudited)	Goodwill (unaudited)	Other (unaudited)	IFRS (unaudited)
	£m	£m	£m	£m	£m	£m
Cash flows from operating activities						
Operating profit	46.8	-1.0	-0.9	4.8		49.7
Amortisation of goodwill	4.8			-4.8		0.0
Depreciation and other amortisation	10.9					10.9
Employee share options		1.0				1.0
Increase in inventories	-9.8					-9.8
Decrease in trade and other receivables	5.9					5.9
Decrease in trade and other payables	-2.2		0.9			-1.3
Cash generated from operations	56.4	0.0	0.0	0.0	0.0	56.4
Net interest payable	-0.1					-0.1
Income tax expense	-15.8					-15.8
Operating cash flow	40.5	0.0	0.0	0.0	0.0	40.5
Cash flows from investing activities						
Capital expenditure and financial investment	-12.2					-12.2
Proceeds from sale of tangible fixed assets						0.0
Receipt of capital grant						0.0
Dividends received						0.0
Net cash used in investing activities	-12.2	0.0	0.0	0.0	0.0	-12.2
Free cash flow	28.3	0.0	0.0	0.0	0.0	28.3
Cash flows from financing activities						
Proceeds from the issue of share capital	0.0					0.0
New bank loans	2.7					2.7
Repayment of bank loans	0.0					0.0
Equity dividends paid	-54.8					-54.8
Net cash used in financing activities	-52.1	0.0	0.0	0.0	0.0	-52.1
Net decrease in cash and cash equivalents	-23.8	0.0	0.0	0.0	0.0	-23.8
Cash and cash equivalents at the beginning of the period	72.6					72.6
Effect of exchange rates in cash	0.4					0.4
Cash and cash equivalents at the end of the period	49.2	0.0	0.0	0.0	0.0	49.2

SEGMENTAL PROFIT BEFORE TAX
For the year ended 31 March 2005

		IFRS adjustments			
	UK GAAP	Share based payments	Employee benefits	Goodwill	IFRS
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m	£m
United Kingdom	**107.5**	-1.3	-0.5		**105.7**
Rest of Europe	**56.0**	-0.2	-0.3		**55.5**
North America	**15.8**	-0.1			**15.7**
Japan	**1.5**				**1.5**
Rest of World	**4.0**				**4.0**
Contribution	**184.8**	**-1.6**	**-0.8**	**0.0**	**182.4**
Groupwide process costs	**-79.5**	-0.8	-1.3		**-81.6**
Amortisation of goodwill - Allied (North America)	**-9.2**			9.2	**0.0**
Amortisation of goodwill - RS Norway (Rest of Europe)	**-0.2**			0.2	**0.0**
Net interest payable	**-0.9**				**-0.9**
Profit before tax	**95.0**	**-2.4**	**-2.1**	**9.4**	**99.9**

SEGMENTAL PROFIT BEFORE TAX
For the half year ended 30 September 2004

		IFRS adjustments			
	UK GAAP	Share based payments	Employee benefits	Goodwill	IFRS
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m	£m
United Kingdom	**54.8**	-0.5	-0.6		**53.7**
Rest of Europe	**25.0**	-0.1	-0.3		**24.6**
North America	**7.5**				**7.5**
Japan	**0.6**				**0.6**
Rest of World	**1.8**				**1.8**
Contribution	**89.7**	**-0.6**	**-0.9**	**0.0**	**88.2**
Groupwide process costs	**-38.1**	-0.4			**-38.5**
Amortisation of goodwill - Allied (North America)	**-4.7**			4.7	**0.0**
Amortisation of goodwill - RS Norway (Rest of Europe)	**-0.1**			0.1	**0.0**
Net interest payable	**-0.1**				**-0.1**
Profit before tax	**46.7**	**-1.0**	**-0.9**	**4.8**	**49.6**

Safe Harbour: This announcement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

REG-Electrocomponents Holding(s) in Company

RNS Number:7905O
Electrocomponents PLC
12 July 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 11th July 2005 in accordance with Section 198 of the Companies Act that Silchester International Investors Limited ("Silchester") has a notifiable interest in 56,970,060 Ordinary Sharers of 10p each in the Company; and that Sanderson Asset Management Limited ("Sanderson") (a UK limited company of which Silchester holds 49.9% of the issued share capital) and Silchester (by virtue of Section Section 203(2)(b) of the Companies Act 1985), have an interest in 4,446,100 shares. Silchester's interest therefore represents 14.11% of the total issued ordinary share Capital of the Company. Within this holding it is noted that Silchester International Investors International Value Equity Group Trust controls 15,523,800 Ordinary Shares, which represents 3.57% of the total issued share capital of the Company, and that Silchester International Investors International Value Equity Trust controls 36,708,059 Ordinary Shares, which represents 8.43% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

SII Account	Nominee	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	Northern Trust Co	15,523,800	3.57
Silchester International Investors Tobacco Free International Value Equity Trust	Northern Trust Co	2,483,758	0.57
Silchester International Investors International Value Equity Trust	Northern Trust Co	36,708,059	8.43
The Calleva Trust	Northern Trust Co	2,254,443	0.52
TOTAL		56,970,060	13.08

SAM Account	Nominee	Number of Shares	% held
BUST	Northern Trust Co	1,486,200	0.34
CAT	Pictet & Cie	99,000	0.02
CHER	Northern Trust Co	22,000	0.01
DYN	State Street	65,000	0.01
EUF	State Street	172,000	0.04
GOLF	Bank of New York	79,000	0.02
GRIT	Northern Trust Co	684,600	0.16
INGOT	Mellon Trust	172,500	0.04
IVF	State Street	0	0.00
MINI	State Street	266,800	0.06

OCEAN	Northern Trust Co	80,300	0.02
OVAL	Mellon Trust	150,600	0.03
PEARL	Northern Trust Co	32,000	0.01
RAIN	Citigroup	130,000	0.03
RIVAL	Northern Trust Co	56,000	0.01
STAMP	Northern Trust Co	90,000	0.02
TIME	Bank of New York	30,000	0.01
TRAY	Northern Trust Co	530,100	0.12
WHEAT	Northern Trust Co	169,000	0.04
WINDY	Northern Trust Co	131,000	0.03
TOTAL		4,446,100	1.02

OVERALL TOTAL (SII and SAM Accounts) 61,416,160 14.11

CARMELINA CARFORA

Group Company Secretary

12 July 2005

END

HOLGUURUMUPAGAP